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Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 13, 2022
CIK No. 0001847986

Dear Mesdames Haywood, Clark and McConnell and Mr. Ecker:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 14, 2022 (the “Comment Letter”), with respect to the Company’s supplemental response dated September 13, 2022 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 filed on July 22, 2022 (the “Registration Statement”), as amended by Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”).

The Company has publicly filed via EDGAR Amendment No. 4 to its Registration Statement on Form S-4 (the “Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

September 14, 2022

Exhibits

1.	We note your response to our prior comment 6. Please provide an active hyperlink directly to the current Exhibit 10.5. Refer to Item 601(a)(2) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We have revised the hyperlink to link directly to the current Exhibit 10.5.

* * *

United States Securities and Exchange Commission

September 14, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffrey.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP